

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2022

Dana Russell
Chief Financial Officer
Vivint Smart Home, Inc.
4931 North 300 West
Provo , UT 84604

      Re: Vivint Smart Home, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2021
          Filed March 1, 2022
          File No. 001-38246

Dear Mr. Russell:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations.
Adjusted EBITDA, page 60

1.   We note that you are adjusting net loss by "Consumer financing fees" to arrive at Adjusted EBITDA. Please tell us the nature of the fees included in this adjustment, including your basis for reflecting them as a reduction to revenue on your Consolidated Statements of Operations. Additionally, tell us your consideration of Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-3307 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Trade & Services